

September 16, 2011

Via E-mail
Arthur D. Viola
Chief Executive Officer
Daniels Corporate Advisory Company, Inc.
Parker Towers, 104-60, Queens Boulevard, 12th Floor
Forest Hills, New York 11375

      Re: **Daniels Corporate Advisory Company, Inc.**
            Amendment No. 8 to Registration Statement on Form S-1
            Filed August 24, 2011
            File No. 333-169128

Dear Mr. Viola:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 of our letter dated August 17, 2011 and the deletion of the disclosure of estimated performance. Considering you are registering the spin-off of your shares, it is not clear why you are disclosing a per share price of $0.56. Please revise to clarify or remove the reference to your per share price.

Risk Factors, page 4

Limited revenues and ongoing losses, page 4

2.   We note your response to our prior comment 5. Please revise to disclose that from December 1, 2010 through May 31, 2011, Daniels had zero sales revenues and related expenses of $143,547, rather than from December 1, 2009 through May 31, 2011.

<u>Dilution, page 9</u>

3.   We note your response to our prior comment 7. Please revise your calculation of tangible book value to present the amount of tangible assets less liabilities, and disclose the date as of which the calculation was made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Arthur D. Viola
Daniels Corporate Advisory Company, Inc.
September 16, 2011
Page 3

　　　　　You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-36537 or Duc Dang at (202) 551-3386 with any other questions.

　　　　　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　　　　　/s/ Tom Kluck

　　　　　　　　　　　　　　　　　　　　　　　　Tom Kluck
　　　　　　　　　　　　　　　　　　　　　　　　Legal Branch Chief

cc:　　　Norman T. Reynolds, Esq.
　　　　　Norman T. Reynolds Law Firm